Exhibit 99.1

Basel Medical Group Subsidiary Awarded S$375 Million Contract to Supply Healthcare Products; Group to Enhance AI-Powered Healthcare Supply Chain Capabilities

Singapore – May 20, 2025 – Basel Medical Group Ltd (Nasdaq: BMGL or the “Company”), today announced that its subsidiary has been awarded a significant contract worth S$375 million by Pancare Technology International (HK) Limited to supply essential healthcare products in Asia-Pacific over the next five years until October 31, 2029. This milestone underscores the Company’s commitment to delivering high-quality medical solutions and strengthening its global presence in the healthcare sector.

As part of the Company’s strategic vision, the Company will be accelerating the integration of AI-powered technologies into its healthcare supply chain operations. This initiative aims to enhance efficiency, optimize logistics, and to ensure the timely delivery of critical medical products to healthcare providers across Asia-Pacific and beyond.

Key Highlights:

●	S$375M Contract Award: The subsidiary will supply a range of healthcare products, supporting Asia-Pacific’s medical infrastructure over the next five years.
●	AI-Driven Supply Chain: The Company will leverage artificial intelligence to improve demand forecasting, inventory management, and distribution accuracy.
●	Commitment to Innovation: The Company continues to invest in cutting-edge technology to enhance healthcare delivery and operational excellence.

“We are honored to secure this contract, which reflects the trust placed in our capabilities,” said Dr Darren Chhoa, CEO of the Company. “Our focus on AI-powered supply chain solutions will ensure reliable, efficient, and scalable healthcare product distribution, benefiting patients and providers alike.”

This achievement aligns the Company’s mission to transform global healthcare through innovation, technology, and sustainable practices.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine and surgery, orthopedic procedures, as well as neurosurgical treatments. Our operations are based in Singapore, with our clinics being at 6 Napier Road, Unit #02-10/11 and Unit #03-07, Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an orthopedic service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com